Exhibit 99.46

DELIVERED VIA SEDAR

April 28, 2020

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

Financial and Consumer Services Commission (New Brunswick)

Securities Commission of Newfoundland and Labrador

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Re: mCloud Technologies Corp. (formerly, Universal mCloud Corp.)- Business Acquisition Report dated September 20, 2019

Please be advised that we have refiled the business acquisition report dated September 20, 2019 (the "BAR") (SEDAR project number 02968874) to amend the filing to remove the review opinion for the interim financial statements of Autopro Automation Consultants Ltd. for the nine month period ended April 30th, 2019 .

We can confirm that the above noted amendments are the only changes to the BAR.

Yours truly,

MCLOUD TECHNOLOGIES CORP.

(Signed) "Chantal Schutz"

Chantal Schutz

Chief Financial Officer

Universal mCloud Corp.

Form 51-102F4

Business Acquisition Report

Item 1. Identity of the Corporation

1.1	Name and Address of Company

Universal mCloud Corp. (the "Company")

550-510 Burrard St.

Vancouver, British Columbia, V6C 3A8

1.2	Executive Officer

Russel McMeekin, Chief Executive Officer
(415)-378-6001

Item 2. Details of Acquisition

2.1	Nature of Business Acquired:

Fulcrum Automation Technologies Ltd. ("Fulcrum") acquired all the issued and outstanding shares of Autopro Automation Consultants Ltd. ("Autopro") pursuant to a share purchase and sale agreement dated June 12, 2019 between Mike Lane, Bob Beattie, Fulcrum, Autopro, and the Company (the "SPA").

Immediately following the acquisition of Autopro by Fulcrum, a subsidiary of the Company, 2199027 Alberta Ltd., amalgamated with Fulcrum (the "Transaction"). The resulting corporation of the amalgamation became a wholly owned subsidiary of the Company (the "Resulting Subsidiary"). The amalgamation was completed pursuant to an amalgamation agreement dated June 12, 2019 between the Company, Fulcrum and 2199027 Alberta Ltd. (the "Amalgamation Agreement"). Upon completion of the Transaction, the Company owned all the issued and outstanding shares of the Resulting Subsidiary and, indirectly, Autopro. Autopro was the material asset acquired by the Company.

2.2	Date of Acquisition:

The SPA and the Amalgamation Agreement were executed on June 12, 2019. The date of the acquisition for accounting purposes was July 10, 2019.

2.3	Consideration:

The total purchase price for the Transaction was CDN$36,000,000. An additional

$4,865,672 was added as an adjustment to the purchase price as the net working capital of

Autopro exceeded the target net working capital by $4,865,672 on the closing of the Transaction. The total purchase price was paid as follows:

(a)	60,000,000 common shares of the Company for total value of $13,300,000; and

(b)	The issuance of promissory notes to the vendors in the principal amount of CDN$22,865,672.

On August 7, 2019, the Company received a loan from Integrated Private Debt Fund VI LP in the amount of $13,000,000 (the "Loan") and the promissory notes were repaid in full on August 8, 2019 with the proceeds of the Loan and cash on hand.

2.4	Effect on Financial Position:

The acquisition of Autopro complements the activities of the Company and is expected to be immediately accretive to the Company's earnings. Autopro is a professional engineering and integration firm that specializes in design and implementation of industrial automation solutions, focusing on Canadian oil and gas companies. The Company intends to leverage Autopro's current customer base to deliver AssetCare™ solutions using the Company's AI, 3D and cloud computing. The Company does not presently have any plans or proposals for material changes in the affairs of the Company or Autopro (including in relation to the corporate structure, personnel or management of either entity) that may have an impact on the consolidated financial performance or financial position of the Company other than those resulting from the contribution of Autopro's results of operations to the consolidated financial position of the Company for the reporting periods ending after the closing of the Transaction.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction:

None of the vendors or any of their respective directors, trustees or partners was an "informed person", "associate" or "affiliate" (in each case, as defined under applicable securities laws) of the Company as of the closing of the Transaction.

2.7	Date of Report

This report is dated September 20, 2019.

Item 3. Financial Statements:

The following financial statements required by Part 8 of National Instrument 51-102 are attached as Schedule "A" to this Business Acquisition Report:

1.	The audited annual financial statements of Autopro for the year ended July 31, 2018 together with notes thereto and the report of the auditor thereon; and

2.	The management prepared interim financial statements of Autopro for the nine month period ended April 30th, 2019.

SCHEDULE "A"
FINANCIAL STATEMENTS

See attached.

Autopro Automation

Consultants Ltd.

     Consolidated Financial Statements

     July 31, 2018

September 20, 2018

Independent Auditor’s Report

To the Shareholders of

Autopro Automation Consultants Ltd.

We have audited the accompanying consolidated financial statements of Autopro Automation Consultants Ltd., which comprise the consolidated balance sheet as at July 31, 2018 and the consolidated statements of income and retained earnings, and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian accounting standards for private enterprises, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Autopro Automation Consultants Ltd. as at July 31, 2018 and the results of its operations and its cash flows for the year then ended in accordance with Canadian accounting standards for private enterprises.

Chartered Professional Accountants

Autopro Automation Consultants Ltd.

Consolidated Balance Sheet

As at July 31, 2018

	2018	2017
	$	$
Assets
Current assets
Cash	890,141	2,280,469
Investments	4,544,428	1,981,867
Accounts receivable	4,626,219	2,319,691
Work-in-progress	2,052,264	1,546,485
Prepaid expenses and deposits	448,491	404,563

	12,561,543	8,533,075
Equipment (note 3)	778,024	1,021,052

Future income taxes	1,411
	13,340,978	9,554,127

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 5)	2,761,580	1,840,543
Income taxes payable	489,208	159,660
ESOP payable	2,000,000	1,200,000

	5,250,788	3,200,203
Other liabilities	111,450	82,611
Future income taxes		47,682
	5,362,238	3,330,496

Shareholders’ Equity
Share capital (note 6)	715,672	842,760
Contributed surplus (note 6)	55,455	22,449
Retained earnings	7,207,613	5,358,422
	7,978,740	6,223,631
	13,340,978	9,554,127
Commitments (note 7)

Approved by the Board of Directors
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Autopro Automation Consultants Ltd.

Consolidated Statement of Income and Retained Earnings

For the year ended July 31, 2018

	2018	2017
	$	$
Revenue	31,631,337	24,678,480
Direct costs
Consultants	8,849,240	6,435,670
Wages	7,301,056	6,242,249
Reimbursable	982,739	675,024
Materials and supplies	193,424	165,512
Subcontractors	184,146	99,821
Freight and other	151,282	66,781

	17,661,887	13,685,057

Gross profit	13,969,450	10,993,423
General and administrative expenses (schedule)
	9,517,784	9,160,436
Income from operations	4,451,666	1,832,987
Non-operating expenses (income)
Management incentives
Shareholder profit-sharing	2,000,000	1,200,000
Non-operating (income) expenses	(117,816)	(26,371)
	1,882,184	1,173,629
Income before income taxes	2,569,482	659,358
Income tax expense (recovery)
Current	769,384	325,514
Future	(49,093)	(90,870)

	720,291	234,644

Net income for the year	1,849,191	424,714
Retained earnings - Beginning of year	5,358,422	4,933,708
Retained earnings - End of year	7,207,613	5,358,422

The accompanying notes are an integral part of these consolidated financial statements.

Autopro Automation Consultants Ltd.

Consolidated Statement of Cash Flows

For the year ended July 31, 2018

	2018	2017
	$	$
Cash flows from operating activities
Net income for the year	1,849,191	424,714
Items not affecting working capital
Amortization	481,130	565,965
Shareholder profit-sharing	2,000,000	1,200,000
(Gain) loss on investments	(62,561)	18,133
Future income taxes	(49,093)	(90,870)

	4,218,667	2,117,942
Net changes in non-cash working capital
Investments	(2,500,000)	(2,000,000)
Accounts receivable	(2,306,528)	737,389
Work-in-progress	(505,779)	(375,285)
Prepaid expenses and deposits	(43,928)	(3,105)
Accounts payable and accrued liabilities	949,876	97,556
Income taxes payable	329,548	231,286

	141,856	805,783
Cash flows used in investing activities
Purchase of equipment	(238,102)	(133,307)
Sale of equipment		1,200

	(238,102)	(132,107)
Cash flows used in financing activities
Repurchase of share capital	(94,082)	(276,349)
ESOP paid	(1,200,000)	(900,000)

	(1,294,082)	(1,176,349)
Decrease in cash during the year	(1,390,328)	(502,673)
Cash - Beginning of year	2,280,469	2,783,142
Cash - End of year	890,141	2,280,469

The accompanying notes are an integral part of these consolidated financial statements.

Autopro Automation Consultants Ltd.

Notes to Consolidated Financial Statements

July 31, 2018

1	Nature of operations

Autopro Automation Consultants Ltd. (the Company) is incorporated under the Laws of Alberta. The Company is engaged in the provision of engineering services.

2	Summary of significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian accounting standards for private enterprises (ASPE) as issued by the Canadian Accounting Standards Board. The following policies have been adopted by the Company:

Principles of consolidation

These consolidated financial statements are expressed in Canadian dollars and include the accounts of the Company and its majority owned subsidiary, after elimination of intercompany transactions and balances. The Company has a 99% interest in Autopro Technologies and Engineering Company Private Limited.

Use of estimates

The preparation of financial statements in accordance with ASPE requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring estimates include the valuation of work-in-progress, the allowance for doubtful accounts, rates used for amortization, and income taxes. Actual results could differ from those estimates and may have an impact on future periods.

Cash

Cash consists of cash on deposit.

Investments

Investments consist of short-term investments with maturities at the purchase date between three and twelve months. Investments are stated at their fair value as of the consolidated balance sheet date, with changes in the fair value recorded in non-operating expenses (income).

Autopro Automation Consultants Ltd.

Notes to Consolidated Financial Statements

July 31, 2018

Equipment

Equipment and leasehold improvements are stated at cost less accumulated amortization. Amortization is based on the estimated useful life of the asset and is calculated on a straight-line balance basis as follows:

Rate
Automobile	4 years
Office equipment and furniture	3 - 5 year
Computer equipment and software	2 - 3 years
Oracle asset	5 years
Leasehold improvements	term of the lease

Impairment of long-lived assets

The Company reviews equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Recoverability is assessed by comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. If the carrying amount exceeds the estimated future cash flows, the asset is written down to fair value.

Fair value is determined based on the discounted estimated net future cash flows expected to be generated over the useful lives of the assets. The estimated net future cash flows are discounted at rates that reflect the Company’s cost of capital.

Future income taxes

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of assets and liabilities and their tax bases. Future income tax assets are recognized for the benefit of any deductions or losses available to be carried forward to future periods for tax purposes that are likely to be realized. These amounts are measured using substantively enacted tax rates and are re-measured annually for changes in these rates. Any effect of the re- measurement or reassessment is recognized in the period of the change.

Revenue recognition

Revenue is recognized as the services are provided, the price is fixed or determinable and collection is reasonably assured. Revenue is reported net of rebates.

Provisions for losses on incomplete contracts are made in the period when the loss becomes known. Claims relating to contracts are recognized only upon settlement. Claims amounting to $nil (2017 - $41,458) were written off in the current year against a reserve established in the prior period.

Work-in-progress consists of revenue recognized in excess of amounts billed on incomplete contracts, net of estimated provisions for losses.

Autopro Automation Consultants Ltd.

Notes to Consolidated Financial Statements

July 31, 2018

Foreign currency translation

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

For the Company’s India-based integrated foreign operation, monetary assets and liabilities are translated at the year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and liabilities are charged to income or loss.

General profit-sharing and management incentives

The Company has implemented a profit participation program. Under the program, a percentage of income from operations is set aside for distribution to employees, sub-contractors, and management. Of the residual profit, a portion is retained by the Company for future growth and the balance is paid to the common shareholders on a per share basis.

Shareholder profit-sharing

The Company has established an Employee Share Ownership Program (ESOP). Under the program, employees and sub-contractors, meeting certain criteria, are eligible to acquire common shares in the Company. Some of the shares have voting rights and some have assigned their voting rights to the Chief Executive Officer of the Company. Annual profit distributions are made to common shareholders, on a per share basis, at the discretion of the Board of Directors.

Investment tax credits

Investment tax credits arising from research and development are included in other recoveries.

The Company records investment tax credits in the year they are received or receivable when there is reasonable assurance of realization.

Financial instruments

Financial assets are categorized as loans and receivables and financial liabilities as other liabilities. All financial assets and liabilities, except for investments, are initially measured at fair value and subsequently measured at amortized cost. Investments in market securities are measured at fair value. Financial assets are assessed for impairment indicators at the end of each reporting period.

Autopro Automation Consultants Ltd.

Notes to Consolidated Financial Statements

July 31, 2018

3	Equipment

			2018	2017
		Accumulated
	Cost	amortization	Net	Net
	$	$	$	$
Automobile	4,000	4,000		778
Office equipment and furniture	1,758,696	1,721,152	37,544	58,528
Computer equipment and software	2,296,771	2,125,802	170,969	51,525
Oracle asset	1,860,484	1,294,866	565,618	901,080
Leasehold improvements	111,264	107,371	3,893	9,141

	6,031,215	5,253,191	778,024	1,021,052

4	Credit facility

The Company has a demand revolving loan available through HSBC Bank of Canada (HSBC) with a maximum limit of $4,300,000. The demand revolving loan bears interest at prime plus 1.00% per annum, payable on the last day of each month and is secured by accounts receivable balances. As at July 31, 2018, the loan balance is

$nil. The Company also has a $200,000 demand revolving line available to purchase foreign forward exchange contracts and a $630,000 credit card facility. As at July 31, 2018, the revolving line balance is $nil.

5	Accounts payable and accrued liabilities

	2018	2017
	$	$
Trade payables and accrued liabilities	2,683,857	1,834,069
Government remittance payable	77,723	6,474
	2,761,580	1,840,543

6	Share capital

Issued

	2018	2017
	$	$
1,000,000 Class A common shares	50,040	50,040
79,119 (2017 - 94,225) Class B non-voting shares	665,632	792,720
	715,672	842,760

Autopro Automation Consultants Ltd.

Notes to Consolidated Financial Statements

July 31, 2018

During the year, the Company bought back 15,106 (2017 - 16,138) of Class B non-voting shares from employees that are no longer with the Company for $94,082 (2017 - $117,256). The total amount paid for shares of $94,082 was less than the shares’ par value of $127,088. The difference between the par value and the amount paid of $33,006 has been included in contributed surplus.

7	Commitments

The Company has operating leases for its various premises under leases expiring from July 2018 through February 2022. The Company has also entered into various operating leases for certain equipment. The equipment is leased at various monthly, quarterly and annual amounts. The minimum annual lease payments over the next five years are as follows (including operating costs and property taxes):

$
2019	1,805,593
2020	1,698,912
2021	1,615,975
2022	983,435
2023	113,589
6,217,504

8	Financial instruments

Credit risk exposure

The Company’s exposures to credit risk are as indicated by the carrying amount of its accounts receivable and work-in-progress. As a significant portion of the Company’s accounts receivable and work-in-progress is related to customers in the oil and gas industry, the Company is exposed to all the risks of that industry. To limit its exposure to customer credit risk the Company performs ongoing evaluation of the credit quality of its customers.

Interest rate risk exposure

The Company’s interest rate risk mainly arises from the interest rate impact on cash, investments and revolving loans.

Autopro Automation Consultants Ltd.

Consolidated Schedule of General and Administrative Expenses

For the year ended July 31, 2018

	2018 $	2017 $
Amortization	481,130	565,965
Bad debt (recovery)	86,347	39,520
Bank charges and interest	15,827	14,180
Business development	1,597,793	1,470,050
Computer maintenance and support	876,490	814,075
Development and safety	42,956	13,784
Duplication	33,544	31,328
Equipment lease	45,550	25,766
Freight	13,630	8,010
Initiatives and CSR	22,832	26,156
Insurance and business taxes	115,138	110,108
Internal project labour	222,819	224,245
Memberships and licences	85,320	65,152
Office	121,356	88,704
Payroll processing fees	4,447	6,019
Professional services	185,027	175,094
Real estate rental	1,527,133	1,518,698
Recruiting and relocation	80,392	1,073
Repairs and maintenance	46,885	33,930
Telecommunications	347,166	343,172
Third party services	15,737	22,173
Training, development and safety labour	100,853	68,107
Travel and entertainment	460,174	413,598
Wages	2,989,238	3,081,529
	9,517,784	9,160,436

Autopro Automation Consultants Ltd.

Interim Unaudited Consolidated Financial Statements

9	Months Ending April 30, 2019

Autopro Automation Consultants Ltd.

Unaudited Consolidated Balance Sheet

As at April 30, 2019

	For the 9	For the Year
	Months Ended	Ended
	April 30, 2019	July 31, 2018
	$	$
Assets
Current assets
Cash	$1,681,788	$890,141
Investments	4,400,000	4,544,428
Accounts receivable	4,393,819	4,626,219
Work-in-progress	1,827,948	2,052,264
Prepaid expenses and deposits	448,540	448,491

	$12,752,095	$12,561,543
Equipment (note 3)	$945,057	$778,024

Future Income Taxes		1,411
	$13,697,152	$13,340,978

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	$2,920,278	$2,761,580
ESOP payable		2,000,000
Income tax payable	349,466	489,208

	$3,269,744	$5,250,788
Other liabilities	$120,172	$111,450
Future income taxes	91,864

	$3,481,780	$5,362,238

Shareholders' Equity
Share capital (note 6)	$666,128	$715,672
Contributed surplus (note 6)	44,251	55,455

Retained earnings	9,504,993	7,207,613

	$10,215,372	$7,978,740

	$13,697,152	$13,340,978

Commitments (note 7)

Autopro Automation Consultants Ltd.

Unaudited Consolidated Statement of Income and Retained Earnings

For the nine months ended April 30, 2019

Autopro Automation Consultants Ltd.

Interim Unaudited Consolidated Statement of Cash Flows

For the nine months ended April 30, 2019

	For the 9 Months	For the 9 Months
	Ending April	Ending April
	2019	2018
	$	$
Cash flows from operating activities
Net income for the period	2,297,380	2,528,440
Items not affecting working capital
Amortization	421,643	357,017
Loss on investments	44,428	(18,133)
Future income taxes	93,275	(62,092)

	2,856,726	2,805,232
Net changes in non-cash working capital
Investments	100,000	(1,000,000)
Accounts receivable	232,400	(2,401,267)
Work-in-progress	224,316	(725,432)
Prepaid expenses and deposits	(49)	(3,486)
Accounts payable and accrued liabilities	158,698	1,093,118
Income taxes payable	(139,742)	625,522
	3,432,349	393,687
Cash flows (used in) from investing activities
Purchase of equipment	(588,676)	(151,755)
	(588,676)	(151,755)

Cash flows used in financing activities
Repurchase of share capital	(52,026)	(12,574)
ESOP paid	(2,000,000)	(1,200,000)

	(2,052,026)	(1,212,574)

Decrease) increase in cash during the period	791,647	(970,642)

Cash - Beginning of period	890,141	2,280,469

Cash - End of period	1,681,788	1,309,827

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

Autopro Automation Consultants Ltd.

Notes to Interim Unaudited Consolidated Financial Statements

April 30, 2019

1	Nature of operations

Autopro Automation Consultants Ltd. (the Company) is incorporated under the Laws of Alberta. The Company is engaged in the provision of engineering services.

2	Summary of significant accounting policies Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian accounting standards for private enterprises (ASPE) as issued by the Canadian Accounting Standards Board. The following policies have been adopted by the Company:

Principles of consolidation

These consolidated financial statements are expressed in Canadian dollars and include the accounts of the Company and its majority owned subsidiary, after elimination of intercompany transactions and balances. The Company has a 99% interest in Autopro Technologies and Engineering Company Private Limited.

Use of estimates

The preparation of financial statements in accordance with ASPE requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring estimates include the valuation of work- in-progress, the allowance for doubtful accounts, rates used for amortization, and income taxes. Actual results could differ from those estimates and may have an impact on future periods.

Cash

Cash consists of cash on deposit.

Investments

Consist of short-term investments with maturities at the purchase date between three and twelve months. Investments are stated at their fair value as of the consolidated balance sheet date, with changes in the fair value recorded in non-operating expenses (income).

Autopro Automation Consultants Ltd.

Notes to Interim Unaudited Consolidated Financial Statements

April 30, 2019

Equipment

Equipment and leasehold improvements are stated at cost less accumulated amortization. Amortization is based on the estimated useful life of the asset and is calculated on a straight-line balance basis as follows:

Rate

Automobile	4 years
Office equipment and furniture	3 - 5 years
Computer equipment and software	2 - 3 years
Oracle asset	5 years
Leasehold improvements	term of the lease

Impairment of long-lived assets

The Company reviews equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Recoverability is assessed by comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. If the carrying amount exceeds the estimated future cash flows, the asset is written down to fair value.

Fair value is determined based on the discounted estimated net future cash flows expected to be generated over the useful lives of the assets. The estimated net future cash flows are discounted at rates that reflect the Company's cost of capital.

Future income taxes

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of assets and liabilities and their tax bases. Future income tax assets are recognized for the benefit of any deductions or losses available to be carried forward to future periods for tax purposes that are likely to be realized. These amounts are measured using substantively enacted tax rates and are re-measured annually for changes in these rates. Any effect of the re-measurement or reassessment is recognized in the period of the change.

Revenue recognition

Revenue is recognized as the services are provided, the price is fixed or determinable and collection is reasonably assured. Revenue is reported net of rebates.

Provisions for losses on incomplete contracts are made in the period when the loss becomes known. Claims relating to contracts are recognized only upon settlement. Claims amounting to $1,026 (2018 - $NIL) were written off in the current nine-monthperiod against a reserve established in the prior period.

Work-in-progress consists of revenue recognized in excess of amounts billed on incomplete contracts, net of estimated provisions for losses.

Autopro Automation Consultants Ltd.

Notes to Interim Unaudited Consolidated Financial Statements

April 30, 2019

Foreign currency translation

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the period-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

For the Company's India-based integrated foreign operation, monetary assets and liabilities are translated at the period-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and liabilities are charged to income or loss.

General profit-sharing and management incentives

The Company has implemented a profit participation program. Under the program, a percentage of income from operations is set aside for distribution to employees, sub-contractors, and management. Of the residual profit, a portion is retained by the Company for future growth and the balance is paid to the common shareholders on a per share basis.

Shareholder profit-sharing

The Company has established an Employee Share Ownership Program (ESOP). Under the program, employees and sub-contractors, meeting certain criteria, are eligible to acquire common shares in the Company. Some of the shares have voting rights and some have assigned their voting rights to the Chief Executive Officer of the Company. Annual profit distributions are made to common shareholders, on a per share basis, at the discretion of the Board of Directors.

Investment tax credits

Investment tax credits arising from research and development are included in other recoveries.

The Company records investment tax credits in the period they are received or receivable when there is reasonable assurance of realization.

Financial instruments

Financial assets are categorized as loans and receivables and financial liabilities as other liabilities. All financial assets and liabilities, except for investments are initially measured at fair value and subsequently measured at amortized cost. Investments in market securities are measured at fair value. Financial assets are assessed for impairment indicators at the end of each reporting period.

Autopro Automation Consultants Ltd.

Notes to Interim Unaudited Consolidated Financial Statements

April 30, 2019

3	Equipment

	For the Nine Months ended April 30, 2019			July 31, 2018

	Cost	Accumulated amortization	Net	Net
	$	$	$	$

Automobile	4,000	(4,000)
Office equipment and furniture	2,017,058	(1,753,071)	263,987	37,544
Computer equipment and software	2,484,511	(2,237,977)	246,534	170,969
Oracle asset	1,935,154	(1,566,807)	368,347	565,618
Leasehold improvements	179,168	(112,979)	66,189	3,893
	6,619,891	(5,647,834)	945,057	778,024

4	Credit facility

The Company has a demand revolving loan available through HSBC Bank of Canada (HSBC) with a maximum limit of $4,300,000. The demand revolving loan bears interest at prime plus 1.00% per annum, payable on the last day of each month and is secured by accounts receivable balances. As at April 30, 2019, the loan balance is $nil. The Company also has a $200,000 demand revolving line available to purchase foreign forward exchange contracts and a $630,000 credit card facility. As at April 30, 2019, the revolving line balance is $nil.

5	Accounts payable and accrued liabilities

	2019	2018
	$	$

Trade payables and accrued liabilities	2,839,373	2,683,857
Government remittance payable	80,905	77,723
	2,920,278	2,761,580

6	Share capital

Issued

	April 30,	July 31,
	2019	2018
	$	$
1,000,000 Class A common shares	50,040	50,040
73,230 - (2018 - 79,119) Class B non-voting shares	616,088	665,632
	666,128	715,672

Autopro Automation Consultants Ltd.

Notes to Interim Unaudited Consolidated Financial Statements

April 30, 2019

For the 9 months ended April 30 2019, the Company bought back 5,889 (2018 - 15,106) of Class B non-voting shares from employees that are no longer with the Company for $60,748 (2018 - $94,082). The total amount paid for shares of $60,748 was more than the shares' par value of $49,544. The difference between the par value and the amount paid of $11,204 has been included in contributed surplus.

7	Commitments

The Company has operating leases for its various premises under leases expiring from July 2018 through June 2025. The Company has also entered into various operating leases for certain equipment. The equipment is leased at various monthly, quarterly and annual amounts. The minimum annual lease payments over the next five years are as follows (including operating costs and property taxes):

$
2019	1,805,443
2020	1,705,320
2021	1,718,350
2022	1,005,868
2023	503,479
6,738,460

8	Financial instruments Credit risk exposure

The Company's exposures to credit risk are as indicated by the carrying amount of its accounts receivable and work-in-progress. As a significant portion of the Company's accounts receivable and work-in-progress is related to customers in the oil and gas industry, the Company is exposed to all the risks of that industry. To limit its exposure to customer credit risk the Company performs ongoing evaluation of the credit quality of its customers.

Interest rate risk exposure

The Company's interest rate risk mainly arises from the interest rate impact on cash, investments and revolving loan.